Exhibit 99.1

ReneSola Appoints Jason Wu as VP of Marketing

JIASHAN, China, May 21, 2014 -- ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading brand and technology provider of solar photovoltaic (“PV”) products, today announced the appointment of Jason Wu as the Company’s vice president of marketing. In this newly created position, Mr. Wu will oversee the Company’s global marketing, new product management, as well as brand enhancement.

Prior to joining ReneSola, Mr. Wu was vice president of global solutions for Huawei Technologies, a global leading telecommunications technology provider, where he was directly responsible for Huawei’s worldwide sales and marketing operations. Mr. Wu has held several leadership and international sales and marketing positions at Andrew Corp., Alcatel-Lucent, and TECOM CO. Mr. Wu received his MBA degree from the Booth School of Business at the University of Chicago in 1994.

“We are proud of ReneSola’s success across international markets in the last two years, an achievement that reflects both the quality of our products and the dedication of our sales teams,” said Mr. Xianshou Li, the Company’s chief executive officer. “We have already established 19 local offices and 29 logistic centers worldwide to provide local support and instant delivery to our customers. With Jason’s more than 23 years of experience in sales and marketing, and having specialized in global business development and management of large teams, we are confident he will help take our global network to the next level.”

For more information, please visit www.renesola.com

About ReneSola

Founded in 2005, ReneSola (NYSE: SOL) is a leading brand and technology provider of solar PV products. Leveraging its proprietary technologies, economies of scale and technical expertise, ReneSola uses in-house virgin polysilicon and a vertically integrated business model to provide customers with high-quality, cost-competitive products. ReneSola solar modules have scored top PVUSA Test Conditions (PTC) ratings with high annual kilowatt-hour output, according to the California Energy Commission (CEC). ReneSola solar PV modules can be found in projects ranging in size from a few kilowatts to multi-megawatts in markets around the world, including the United States, Germany, Italy, Belgium, China, Greece, Spain and Australia. For more information, please visit www.renesola.com.

For investor and media inquiries, please contact:

In China:

Ms. Laura Chen

ReneSola Ltd

Tel: +86-21-62809180-162

E-mail: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: sol@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

E-mail: sol@ogilvy.com